SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/17/19


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
15,626

8. SHARED VOTING POWER
531,952

9. SOLE DISPOSITIVE POWER
15,626
_______________________________________________________

10. SHARED DISPOSITIVE POWER
531,952


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
547,578 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.28%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
15,626

8. SHARED VOTING POWER
770,268

9. SOLE DISPOSITIVE POWER
15,626
_______________________________________________________

10. SHARED DISPOSITIVE POWER
770,268


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
785,894 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.57%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
15,626

8. SHARED VOTING POWER
770,268

9. SOLE DISPOSITIVE POWER
15,626
_______________________________________________________

10. SHARED DISPOSITIVE POWER
770,268


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
785,894 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.57%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
15,626

8. SHARED VOTING POWER
531,952

9. SOLE DISPOSITIVE POWER
15,626
_______________________________________________________

10. SHARED DISPOSITIVE POWER
531,952


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
547,578(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.28%



14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Vertical Capital Income Fund ("VCIF" or the "Issuer").

The principal executive offices of VCIF are located at

80 ARKAY DRIVE
SUITE 110
HAUPPAUGE NY 11788




Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC, and an account managed by Messrs. Goldstein and Dakos.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons believe the shares are significantly undervalued and have communicated their concern to management. They intend to solicit proxies for the annual meeting scheduled for August 30, 2019 to oppose the approval of a new investment advisory agreement between the Fund and Oakline Advisors, LLC and the re-election of Robert Boulware to the Fund's Board of Trustees.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the DEF 14A filed on June 21, 2019, there were 10,380,002 shares of common stock outstanding as of June 20, 2019. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of July 26, 2019, Bulldog Investors, LLC is deemed to be the beneficial owner of 547,578 shares of VCIF (representing 5.28% of VCIF's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 547,578 shares of VCIF include 15,626 shares (representing 0.15% of VCIF's outstanding shares) that are beneficially owned by Mr. Goldstein and Mr.Samuels.
All other shares included in the aforementioned 547,578 shares of VCIF beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 531,952 shares (representing 5.12% of VCIF's outstanding shares).

As of July 26,2019, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 785,894 shares of VCIF (representing 7.57% of VCIF's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLC has sole power to dispose of and vote 15,626 shares. Bulldog Investors, LLC and Messrs. Goldstein and Dakos have shared power to dispose of and vote 770,268 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of VCIF's shares) share this power with Bulldog Investors, LLC. Messrs.Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 238,316 shares.


c) During the past 60 days the following shares of VCIF were purchased:

Date:		        Shares:		Price:
07/26/19		235		10.0500
07/25/19		5,168		10.0309
07/24/19		26,911		10.0036
07/23/19		17,244		9.9567
07/22/19		14,371		9.8893
07/19/19		24,148		9.8135
07/18/19		5,000		9.7929
07/18/19		82,779		9.7771
07/17/19		875		9.766
07/17/19		100,000		9.7621
07/16/19		850		9.6790
07/16/19		14,566		9.6483
07/15/19		79,000		9.6943
07/12/19		13,141		9.5594
07/11/19		16,788		9.5460
07/10/19		7,000		9.5200
07/10/19		24,350		9.5449
07/09/19		3,520		9.5270
07/09/19		9,350		9.5294
7/8/2019		20,300		9.5686
7/5/2019		500		9.4500
7/5/2019		28,667		9.4876
7/3/2019		9,400		9.5847
7/2/2019		4,023		9.5896
7/1/2019		17,194		9.5404
6/28/2019		38,200		9.4800
6/28/2019		26,086		9.4781
6/27/2019		5,775		9.0866
6/26/2019		17,641		9.0600
6/26/2019		46,967		9.0589
6/25/2019		6,400		9.0400
6/25/2019		11,698		9.0523
6/24/2019		20,400		8.9990
6/21/2019		50,000		8.9888
6/20/2019		36,347		8.6200




d) Clients of Bulldog Investors, LLC and an account managed by Messrs.Goldstein and Dakos are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/29/2019

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 29th day of July, 2019, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Vertical Capital Income Fund
(VCIF), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of VCIF;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member